EXHIBIT 21

DEVON ENERGY CORPORATION

Significant Subsidiaries

1.	Devon Energy Corporation (Oklahoma), an Oklahoma corporation

2.	Devon Financing Corporation, L.L.C., a Delaware limited liability company

3.	Devon OEI Holdings, L.L.C., a Delaware limited liability company

4.	Devon OEI Operating, L.L.C., a Delaware limited liability company

5.	Devon Energy Production Company, L.P., an Oklahoma limited partnership

6.	Devon Energy International, Ltd., a Delaware corporation

7.	Devon Operating Company Ltd., an Alberta corporation

8.	Devon Canada Holdings LP, an Alberta limited partnership

9.	Devon Canada Corporation, a Nova Scotia corporation

10.	Devon AXL, a general partnership registered in Alberta

11.	Devon NEC Corporation, a Nova Scotia corporation

12.	Devon Canada, a general partnership registered in Alberta